May 19, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oceanhawk Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-294512

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), The Benchmark Company, LLC, as representative of the underwriters of the offering, hereby join the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on May 20, 2026 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through May 19, 2026, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated May 19, 2026, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ John J. Borer
Name:	John J. Borer III
Title:	Senior Managing Director